UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):      |X| Form 10-K  |_| Form 20-F  |_|Form 11-K
                  |_| Form 10-Q  |_|Form N-SAR

                  For Period  Ended:  October 31, 1997
                  [ ] Transition  Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition Report  on Form  11-K
                  [ ] Transition  Report on Form 10-Q
                  [ ] Transition  Report  on Form  N-SAR
                  For the  Transition  Period Ended:--------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
 Base Ten Systems, Inc.
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 Full Name of Registrant



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 Former Name if Applicable

One Electronics Drive
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 Address of Principal Executive Office (Street and Number)


Trenton, New Jersey  08619
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 City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|        (a)    The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|        (b)    The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X|        (c)    The  accountant's  statement or other exhibit  required by
                  Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

During the second half of 1997, the Company negotiated the sale of its Government Technology Division (the "GTD Sale"), subject to shareholder approval. The GTD Sale was approved by the shareholders of the Company at a special meeting of shareholders held on December 31, 1997 and was consummated immediately following the special meeting. As a result of the GTD Sale, the Company's consolidated financial statements had to be restated in order to account for the Government Technology Division ("GTD") as discontinued operations. Due to the fact that the Company's shareholders may not have approved the GTD Sale on December 31, 1997, the Company did not commence preparing restated consolidated financial statements prior to that date. The Company believed that it would not have been in the best interest of the Company to devote significant time and money on preparing the restated consolidated financial statements prior to receiving shareholder approval of the GTD Sale. Although the Company has worked diligently on preparing the restated consolidated financial statements since December 31, 1997, additional time is required in order to complete the restated consolidated financial statements.

PART IV - NARRATIVE

(1) Name and telephone number of person to contact in regard to this notification

         William F. Hackett                                   (609) 586-7010
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        (Name)                                   (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 |X|Yes  |_|  No
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   |X|Yes  |_|No

        If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See Appendix A
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                             Base Ten Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 29, 1998
                        /S/ THOMAS E. GARDNER
                  By:______________________________________________________
                        Thomas E. Gardner, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
       Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).